December 22, 2006

United States Securities and Exchange Commission

100 F. St. Ne

Washington, D.C. 20549

Re:

EastBridge Investment Group Corporation

File No. 0-52282

Form 10-SB

Filed October 31, 2006

Dear Sir or Madam:

EastBridge Investment Group Corporation (the “Company”) and its counsel have reviewed the Staff’s comments delivered by letter dated as of November 30, 2006. We have restated and responded to each of your comments below.

General

1.

In your response to this comment, please advise us why you have filed your Form 10-QSB for the three months ended September 30, 2006, even though you arc not yet required to file periodic reports under Section 13(a) of the Exchange Act.

RESPONSE: The Company filed its Form 10-QSB for the three months ended September 30, 2006 to update the Staff with its latest financial statements to better assist the review process.

2.

Please note that the Form 10-SB goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments arc not addressed within this 60-day time period, you should consider withdrawing the Form 10-SB prior to effectiveness and re-filing a new Form 10-SB including changes responsive to cur comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

RESPONSE: The comment is duly noted by the Company.

3.

Please provide updated interim financial statements and other financial information pursuant to Rule 310 of Regulation. SB.

RESPONSE: The Amended Registration Statement has been revised to include the interim financial statements and information for the three months ended September 30, 2006.

Item 1. Description of Business

4.

Please revise the entirety of this section to more clearly describe the operations you plan on conducting now that you have discontinued your prior operations, to clarify here, and throughout the document, that you have not yet begun offering your services, and to definitively state, as you do in the footnotes to your financial statements, that the company only operates in one industry segment. With regard to this latter point, you should eliminate from your document any suggestion that you are operating in more than one segment. Furthermore, when revising, you should remove any disclosure suggesting that you are currently offering financial services to clients. Also address when you anticipate commencing operations and generating any meaningful revenues.

RESPONSE: The Amended Registration Statement has been revised to describe the Company’s plan of operations in providing financial services and all statements suggesting that the company is operating in more than one segment has been omitted.

Further, as of December 5, 2006, the Company has entered into separate definitive listing agreements with two Chinese companies. Thus, we are currently providing our services in China, and plan to expand our operations into other Chinese territories and India in the upcoming year.

5.

As currently drafted, your document in general, and your business section in particular, reads more like a marketing brochure and less like a disclosure document for the benefit of investors. Therefore, please revise the entirety of the document to provide objective evidence and support for your hyping statements, including statements about your company's operations, as well as about management's experience. To the extent you cannot support those statements, remove them from the document. We may have further comments after reviewing your revisions.

RESPONSE: The Amended Registration Statement has been revised to look more like a disclosure document. Specifically, the Company omitted hyping statements addressing the unique nature of the Company’s financial services and business focus.

6.

Expand your discussion of the transactions with Providential Holding to provide more specific details about those transactions, Your expanded discussion should highlight the former name of Eastbridge, the fact that the creditors/controlling shareholders of ATC received a promissory note from Providential in connection with the transfer of their ownership of ATC/ Eastbridge to Providential, that 70% ownership of Eastbridge's outstanding common stock was transferred back to the creditors of AT C shortly after a dividend of 20% of Eastbridge's shares was declared to Providential's approximately 1600 shareholders, and that approximately $1.9 million in debt owed by Providential to the former (and now current) owners of Eastbridge was forgiven in connection with the restructuring. Your discussion should also explain the business purpose of transferring 20% of the shares to Providential's shareholders shortly before transferring the remainder of the shares back to the original owners of Eastbridge.

RESPONSE: The Amended Registration Statement has been revised to include a more detailed discussion of the transactions between the Company and Providential Holding, Inc. to address the Staff’s concerns.  (See pg__)

7.

Please disclose the location of your website.

RESPONSE: The Company maintains its website at www.EbigCorp.com. The contents of our website are not a part of this filing.

Overview

8.

Revise your statement that you "go after opportunities that can create true value for our shareholders and the clients" to clarify that you cannot provide any assurance that your opportunities will create value for your shareholders or otherwise increase the value of their investment in your company. Revise any similar assertions regarding shareholder value that appear throughout the registration statement.

RESPONSE: The Company deleted the statement that we “go after opportunities that can create true value for our shareholders and the clients”, and revised as follows:

•

Though we focus on opportunities that can create value for both our shareholders and clients, we cannot provide any assurance that such opportunities will create value for our shareholders, or otherwise increase the value of their investment in the Company.

Products and Marketing

9.

Provide an expanded description of the types of services you intend to offer and how you will earn revenues from these services. For instance, clarify the nature of your activities in taking companies public or causing them to be acquired. On what basis will you earn fees from taking companies public? Under what circumstances will you invest in those companies by taking "stock equity". As another example, describe the nature of the joint ventures in which you intend to operate. Also clarify how you will participate in these joint ventures, how you will receive income from them and the extent to which you will invest in these businesses. We may have further comment upon review of your response.

RESPONSE: The Amended Registration Statement has been revised by expanding the descriptions of the types of services and revenue sources as follows:

a) Earning fees and stock equity in the companies we take public, or cause to be acquired;

•

Depending on the circumstances, we may either charge fees, accept notes or stock equity, or all of the above for our services provided. These services may include, but are not limited to, strategic consultations regarding mergers and acquisitions, public relations, and investor relations.

b) Making cash income by operating joint ventures with local partners

•

We look for local partners that we can form new joint ventures to start new businesses. Our capital contribution can be in the form of cash or knowledge capital, or both, in return for an equity position to share any cash distribution in the joint ventures;

c) Earning fees in providing merchant banking services to small Asian companies to access US funds.

•

We will serve as consultants and advisors to these companies to obtain loans, find business partners, find merger candidates or listing feasibility studies.

Competition

10.

It appears that companies such as Goldman Sachs, Bear Steams, JP Morgan, and Lehman Brothers, due to their Size and profitability, are not directly comparable to Eastbridge Investment, Therefore, please revise this section to list smaller companies that offer services that are similar to your own, and to the extent known, discuss and identify companies that are offering similar services to companies in China and India.

RESPONSE: At this time, the Company is unable to come up with the names of other Companies that offer similar services in Chinese territories.

Workforce

11.

Disclose what you mean when you state that your company will be "re- capitalized." Further, describe what will happen in connection with that re- capitalization.

RESPONSE: The Amended Registration Statement has been revised by omitting the statement “re-capitalization”. The Company re-phrased it by “generating income or obtaining a loan”.

Once the Company is able to generate income or obtain a loan, we plan to have five full-time employees in Beijing, China and three full-time employees in Phoenix, Arizona. In the latter part of 2007, we plan to set up another field office in Mumbai, India.

Risks and Uncertainties

12.

Revise to include a risk factor discussing the applicability of the penny stock rules to your company.

RESPONSE: The Amended Registration Statement has been revised to include the risks associated with the Penny Stock Rules to the Company.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation.

13.

Please expand the discussion of revenues to explain the reason for material changes in revenues from period to period. See Financial Reporting Codification Section 501.04 for guidance.

RESPONSE: The Amended Registration Statement has been revised to explain that the material changes in revenue from the years ended December 31, 2004 and 2005 were mainly due to Company’s discontinuation of the manufacturing and sales of its mobile entertainment products.

14.

Since you have decided to discontinue your entire historical operations, please provide a plan of operations for the financial services business. See item 303 of Regulation S-B for guidance.

RESPONSE: The Amended Registration Statement has been revised to include the plan of operations for the financial service business.

15.

Explain the factors that contributed to your net losses for the periods discussed such as your expenses attributable to salaries and wages and professional services.

RESPONSE: The Amended Registration Statement has been revised to state that the factors that contributed to the net loss for the periods were due to salary, wages, and general administration costs.

16.

Provide a quantified discussion and analysis of the costs you expect to incur as a result of being a public reporting company, including how you anticipate funding the costs of operating as a public reporting company. Discuss the reasons for filing the Form 10-SB at this time in the company's development. Similarly address how you intend to pay for the salaries pursuant to the employment agreements you recently entered into.

RESPONSE: As a public company, Management expects annual costs of $ 40,000, $20,000 and $10,000 for its legal, accounting and miscellaneous fees, respectively. Management is in discussion with accredited investors to grant loans to Company in the form or stock equity, debenture or any other security mutually agreed.

The Company is applying to become a public company at this period of its development because it wants to be better able to secure funding for the Company’s growth, create liquidity for Company’s stock, and the current shareholders expect the Company to go public as soon as possible.

Prior to the Company’s ability to generate steady cash incomes, Company plans to pay the accrued salaries and wages to its employees and officers by company’s common stock. This will cause dilutions to Company’s stock.

Liquidity and Capital Resources

17.

Disclose when you plan to begin operations. Furthermore, as it appears unlikely that you will be able to generate sufficient funds from operations to meet your liquidity requirements for the next twelve months, remove your statement that you believe that your working capital cash requirements will be generated from operations.

RESPONSE: As stated, the Company began its operations in China by signing two separate listing agreements with two Chinese Companies. Further, the Amended Registration Statement has been revised to remove the statement that we believe that our working capital cash requirements will be generated from operations.

18.

Please provide a discussion of the extent to which you have relied on loans or advances from company insiders to fund your operations. Describe in greater detail the material terms of the loans, including quantified disclosure of the amount of funds you have received from these sources for the past twelve months, repayment terms, maturities, etc. Also identify the officers from whom you received funding and disclose the outstanding balance of any obligations owed to these individuals. Finally, address when and how you intend to fund any debt repayment obligations.

RESPONSE: The cash needs of the Company are currently met by the loans from Keith Wong and Norm Klein. Between July 1, 2005 and Sept 30, 2006, Keith Wong has loaned $ 5,700 to the Company and Norm Klein has loaned $ 9,000 to the Company. The loans were made as unsecured loans to the Company. As of Sept 30, 2006, the total money owed to Keith Wong is $ 52,295, Norm Klein is $ 9,000. The Company expects to repay the loans when it has surplus cash available.

19.

Please disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern and specifically address how you intend to eliminate the uncertainty of your ability to continue as a going concern.

RESPONSE: The Amended Registration Statement has been revised to include that our auditors have expressed substantial doubt about our ability to continue as a going concern. In order to eliminate this uncertainty, the management is talking to several angel investors and investment funds for either equity investments or debt funding. Further, the officers, Keith Wong and Norm Klein, have agreed to pay for rent and utilities and to continue accruing their salaries for the next twelve months in 2007, when necessary. Keith Wong has further agreed to continue accruing his travel expenses in order to serve the Company’s existing clients and future clients.

20.

Quantify the additional capital you will require to commence operations, when you will require the additional capital and the source or potential source of those funds. Specify the actions that management has taken to strengthen the company's working capital position and generate cash as well as any additional plans that management has formulated in this regard. For example, disclose to what extent you have investigated or secured additional sources of financing, if any. If you have not made a significant effort to secure additional sources of financing, please make a statement to that effect.

RESPONSE: As stated above in response to Comment 19, the management is talking to several angel investors and investment funds for either equity investments or debt funding. Further, the officers, Keith Wong and Norm Klein, have agreed to pay for rent and utilities and to continue accruing their salaries for the next twelve months in 2007, when necessary. Keith Wong has further agreed to continue accruing his travel expenses in order to serve the Company’s existing clients and future clients.

Security Ownership of Certain Beneficial Owners and Management

21.

We note that you did not list Mr. Klein as a beneficial owner of 13% of your common stock despite your later disclosure in Item 7 that he is a partner of High Performance Edge, LLC. Advise us why you believe that Mr. Klein may not be deemed to beneficially own the shares of common stock owned by High Performance Edge, LLC, pursuant to Rule 13d-3. Alternatively, revise the beneficial ownership table to reflect that Mr. Klein beneficially owns 13% of your common stock.

RESPONSE: The Company believes that Norm Klein is a beneficial owner of 6.25% of the Company’s common stock. Since Mr. Klein has a 25% partnership interest with High Performance Edge, LLC., he owns 3,291,680 shares of the Company’s common stock through his partnership interest. Further, Mr. Klein separately owns 3,000,000 shares of the Company’s common stock. Thus, Mr. Klein is the beneficial owner of 6,291,680 shares, which is equivalent to 6.25% of the Company’s outstanding common stock.

Thus, the Amended Registration Statement has been revised to reflect that Mr. Klein beneficially owns 6.25% of the Company’s common stock.

Part II

Item I. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters

Lock-Up Agreements

22.

Please revise this section to include a detailed discussion of the applicability of Rule 144 to Keith Wong, High Performance Edge, L.LC, Norm Klein, and Providential Holding, Inc.., and in particular, the restrictions in Rule 144(e)(1). Indicate how these restrictions compare with the provisions of the lock-up agreements. Disclose whether you believe each of those persons is an affiliate of your company. Also, your expanded discussion should also confirm the company's and those shareholders' understanding of the particular restrictions of Rule 144.

RESPONSE: The Amended Registration Statement has been revised to include the following.

•

Company believes that Keith Wong, High Performance Edge, LLC., Norm Klein, and Providential Holding, Inc. are affiliates of the Company.

•

Under Rule 144, an affiliate who has beneficially owned restricted shares for at least one year and has complied with the requirements under the rule, upon the expiration of the lock-up agreements described in the Amended Registration Statement, some of that stockholder’s shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of our common stock then outstanding, which will equal approximately 983,394 shares. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us.

•

Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement. Thus, Keith Wong, High Performance Edge, LLC., Norm Klein, and Providential Holdings, Inc. will be subject to the one percent limitations of the Rule 144 after the expiration of the Lock-up agreement.

•

The Company and its shareholders understand the particular restrictions of Rule 144.

23.

Revise to clarify when the "lock-up" restrictions began, and define the reference point for Months 1 through Months 7-12 listed in the "Lock-Up Agreements" section. For instance, clarify whether you are counting the months that follow the completion of our review of your Form 10-SB.

RESPONSE: The Amended Registration Statement has been amended to clarify that the “lock-up” restrictions will begin immediately after the effectiveness of this Amended Registration Statement.

Financial Statements

Note 1 – Company Overview

24.

Please expand the Note 1 to explain the business purpose for the conversion of the debt to equity in Jima 2005. Please explain whether there were two separate transactions, one between Providential and the registrant and one transaction between the registrant and the ATC creditors. If Providential directly transferred its shares to the ATC creditors, please revise the disclosure to state that the ATC shareholders made the capital contribution. Please revise the statement of cash flows to include disclosure of the non-cash transactions between Providential and the registrant and the registrant and the recipients of the shares (i.e., the "ATC Creditors"). Disclose how the amount of the capital contribution was determined and how the number of shares was determined. Also, clarify the Liquidity section of MD&A and Notes 4, 6 and 9 accordingly.

RESPONSE: The Amended Registration Statement has been revised to expand Note 1 of the financial statements as follows:

The company decided to change its business focus from the mobile entertainment business to the financial services industry during 2005.  In order to strengthen the Company’s financial condition and to give incentive for the Management to turn around the Company, the restructuring agreement was executed to change the company’s ownership and to provide an improved balance sheet.  The structure was considered one transaction involving all three parties, Providential, ATC original-major-shareholder Creditors and ATC. The capital contribution was determined by negotiation and to some extent, though not exactly, influenced by the amount of debt owed to each party (ATC’s original-major-shareholder creditors and Providential) and its percentage of the total debt, which equaled $1,932,617.  In the end, Providential, ATC and ATC’s original- major-shareholder creditors reached an agreement whereby Providential agreed to transfer all the ATC shares it still held less 10,000,000 shares it was allowed to keep, to ATC’s original-major-shareholders in exchange for mutual forgiveness of debts and notes issued to and among ATC, Providential and ATC’s original-major shareholders. Note 4 deals with the amount debt due to related parties such as High Performance Edge (one of the original ATC major shareholders) and Providential Holdings, Inc., including interest payments on the original debt.  Note 6 indicates that the total debt exceeded the amount converted to stock (the $1,932,617) by $28,193 – this is due to some of the original ATC minor creditors agreeing to a cash settlement for a lower amount than what was owed to them.  Note 9 reflects the amount of outstanding stock prior to the June 30, 2005 agreement.  The statement of cash flow was revised to reflect the non-cash transaction.

Note 6 — Restructuring

25.

Please tell us the basis for your belief that gain recognition is appropriate for the debt and equity transactions between Providential, ATC creditors and the registrant, Tell us why you did not record the settlement as an adjustment to the capital contribution. Refer to note 1 to paragraph 20 of APB 26.

RESPONSE: Most of the debt ($1,932,617) was converted to stock and reflected in the balance sheet as Paid-in Capital Contribution.  Only $28,193 was recorded as a gain since some of the original ATC minor creditors decided on a cash settlement and agreed to receive a lower amount than what was owed to them.  This gain is appropriate since it relieves $28,193 of debt but there is no capital contribution.  As note 6 indicates it was recorded as a gain on a settlement of debts.

       Note  2.  Summary of Significant Accounting Policies

26.

We note in Item 5 that you state that your directors, executive officers and significant employees are not currently being paid for their services but that they will he compensated in the form of future interest. Please provide disclosure in the notes to the financial statements explaining how you are accounting for the accrual of the value of these services in the financial statements. Also, disclose the amounts accrued for each of the periods presented and how such amounts were determined, including the number of shares of stock that they will be entitled to receive and the terms of the stock issuances.

RESPONSE: The financial statements have been modified to disclose the fact of the accrual of the salaries and wages.  The number of shares of stock that they will receive will be determined later after the company’s stock is traded publicly and it has a value.

      Financial Statements - June 30, 2006

27.

Please revise to comply with the above comments, as applicable.

RESPONSE: The Amended Registration Statement has been revised to comply with the above comments regarding the financial statement for the quarter ended September 30, 2006.

      Form 10-QSB for the three months ended September 30, 2006.

28.

Please comply with all of our comments, as applicable, in your Form 10-QSB.

RESPONSE: The Form 10-QSB for the three months ended September 30, 2006 has been revised to comply with the above comments.

      Item 3. Controls and Procedures

29.

Revise your Item 307 disclosure to ensure it conforms to the requirements of that Item of Regulation S-B. Instead of concluding that your disclosure controls and procedures have "functioned effectively," your principal financial and principal executive officers should simply state that your disclosure controls and procedures either arc or are not effective as of September 30, 2006. Furthermore, please eliminate the bullet points following the conclusion of management.

RESPONSE: The Amended Registration Statement has been revised to state that the Company’s disclosure controls and procedures are effective as of September 30, 2006. Further, the bullet points following the conclusion of management have been removed.

30.

Please revise to state whether or not there have been any changes (not just "significant" changes) in your internal controls during the last fiscal quarter (not just "since the date of the Chief Executive Officer's and Chief Financial Officer's evaluation) that have materially affected, or are reasonably likely to materially affect, the small business issuer's internal control over financial reporting. See Item 308(c) of Regulation S-B.

RESPONSE: The Amended Registration Statement has been revised to state that there has not been any change in the Company’s internal controls during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

                                                                                                                                          Sincerely,

                                                                                                                                           /s/ Keith Wong

                                                                                                                                           Keith Wong

                                                                                                                                           President

                                                                                                                                           EastBridge Investment Group Corporation

Cc:

Christopher Dieterich, Esq.

Philip K. Shin, Esq.

By facsimile to (310) 312- 6680